Afya Limited Announces Medical School Authorization – Cruzeiro do Sul - AC.

January 4, 2020 – Afya Limited, or Afya (Nasdaq: AFYA) today announced that on December 30, 2020, the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) granted the authorization to operate the undergraduate medicine course in Cruzeiro do Sul in the State of Acre, under Mais Médicos II program.

This medical school is the second authorized school in connection with the Mais Médicos program for Afya and will contribute 50 seats to our operating seats base.

Afya strengths its position as the largest medical education group in Brazil with 2,303 approved medical seats and will start the operation of one more Mais Medicos campuses with quality, ensured by its standardized curriculum, innovative and data oriented methodology and cutting – edge platform.

About Afya: Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br